Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

Leader Key Messages

These key messages should be used to guide conversations with employees and customers.  They should not be replicated or distributed.

General

•	As you may have seen, L3 recently announced that we have agreed to a Merger of Equals transaction between L3 and Harris Corporation.

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The combined company will be named L3 Harris Technologies, Inc. – reflective of the partnership we are forging together.  It will be a unique and compelling global technology company, serving the defense and commercial aerospace markets.

•	This is an exciting development for L3:
o	The new company will be the 6th largest global defense player in the U.S., with over $16 billion in revenue, approximately 48,000 employees and will serve more than 100 customers worldwide.
o
Through this combination, we will have opportunities to pursue larger programs by bundling capabilities, and we will have the benefits of increased scale, while remaining agile, innovative and mission-focused.

o	As you know, we’ve been focused on our growth strategy and our goal to become a non-traditional 6th Prime. This combination greatly accelerates that strategy and our transformation.

•	Now more than ever, the commercial and defense industry requires rapid innovation to tackle the complex problems that we see coming in the years ahead.

•	The combined company will provide high-value products and services across a broad range of markets even more efficiently, affordably and reliably.

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Until close, which is expected in mid-2019, the two companies will continue to operate as separate businesses, and we are committed to seamless business continuity throughout the merger and integration.

Employee

•	This Merger of Equals is a pivotal moment in our history. L3 Harris will be a true partnership of two well-respected, technologically advanced and highly innovative organizations.

•	As we know in our business, change is the only constant. Our industry is changing rapidly, and we must adapt to continue to thrive.

•	We will have increased scale and the ability to invest in our workforce, technology and cutting edge R&D.

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L3 and Harris serve many of the same markets with technologies and solutions that are complementary but do not overlap, including ISR, air/ground communications, avionics, EW, space/intel and maritime.

•	This combination also presents an opportunity for us to reduce complexity and implement world-class internal systems and policies.

•	No changes will take effect until the close of the transaction, which is expected to occur in mid-2019. Until then, it’s business as usual at L3.

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It is challenging to bring together two large and complex organizations.  We’ll need everyone’s support to get this done while continuing to deliver the high quality products and services our customers have come to expect.

•	There will be aspects of the integration planning that may require your involvement. If that is the case, someone on the integration team will reach out to you directly.

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We know everyone has important questions about what the future holds. Information on the proposed merger can be found on the L3 Intranet. I encourage you to review the Employee FAQ, as well as the merger fact sheet and a “Do’s and don’ts” checklist.

•	We will continue to update the FAQ as we receive new questions from our teams over the coming weeks and months.

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Please come to me or your supervisor if you have any questions or concerns, and check the L3 Intranet periodically for updates and new information. You can also email questions to merger.questions@L3T.com

•	If you receive inquiries from the media or others outside the company regarding today’s news, please do not comment and instead notify Jennifer Barton in Corporate Communications.

•	We appreciate your hard work and dedication.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”).  In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include the Joint Proxy Statement of L3 and Harris and a Prospectus of Harris, as well as other relevant documents regarding the proposed transaction.  A definitive Joint Proxy Statement/Prospectus will also be sent to L3 stockholders and Harris stockholders.  This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from L3 by accessing L3’s website at https://www.l3t.com/ or from Harris by accessing Harris’s website at https://www.harris.com/.

L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction.  Information regarding L3’s directors and executive officers is contained in L3’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC.  Information regarding Harris’s directors and executive officers is contained in Harris’s Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “financial guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements.  L3 and Harris caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3’s and Harris’ control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  In addition to factors previously disclosed in L3’s and Harris’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3’s or Harris’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3’s or Harris’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3’s and Harris’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3’s or Harris’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3’s and Harris’s control, such as acts of terrorism.

These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither L3 nor Harris undertakes any obligation to update forward-looking statements.  For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in L3’s and Harris’s most recent reports on Form 10-K for the years ended December 31, 2017 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3’s and Harris’s subsequent and future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.  Given these uncertainties, you should not place any reliance on these forward-looking statements.